

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

May 20, 2008

Mr. Riyadh Lai
Chief Financial Officer
Silicon Motion Technology Corporation
No. 20-1, Taiyuan St.
Jhubei City Hsinchu County 302
Taiwan

> RE: **Silicon Motion Technology Corporation**
> **Form 20-F for the year ended December 31, 2006**
> **File No. 0-51380**

Dear Mr. Lai:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief